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                             September 13, 2021

       Taylor Zhang
       Chief Executive Officer
       TenX Keane Acquisition
       No.99, Tiangu 7th Road
       Yanta District
       Xi   an City, Shanxi Province, China 71000

                                                        Re: TenX Keane
Acquisition
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 20,
2021
                                                            File No. 333-256271

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed on August 20, 2021

       Cover Page

   1. We note that your principal executive offices are located in China, a majority of your executive officers and
directors are located in or have significant ties to China or Hong
                                                        Kong, and your
disclosure that you are seeking to acquire a company that may be based in
                                                        Asia in an initial
business combination. Please disclose this prominently on the prospectus cover page. Your
disclosure also should describe the legal and operational risks associated with being based in or
acquiring a company that does business in China. Your disclosure should make clear
whether these risks could result in a material change in your or the
                                                        target company   s
post-combination operations and/or the value of your ordinary shares or could significantly
limit or completely hinder your ability to offer or continue to offer
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany 13,
September NameTenX
              2021 Keane Acquisition
September
Page 2    13, 2021 Page 2
FirstName LastName
         securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, has or may impact the company s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. Although we note your disclosure on page 23, in your summary of risk factors, please more specifically disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. We note your risk factor disclosure regarding foreign exchange and restrictions on distributions. Please revise your Prospectus Summary to provide a clear description of
 Taylor Zhang
TenX Keane Acquisition
September 13, 2021
Page 3
         how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 25

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please expand your risk factors on pages 41 - 42 to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
FirstName LastNameTaylor Zhang
       China over data security, particularly for companies seeking to list on a foreign exchange,
Comapany    NameTenX
       please expand yourKeane  Acquisition
                            disclosure  on pages 48 - 49 to explain how this
oversight could impact
       the process  of searching
September 13, 2021 Page 3        for a target and completing an initial
business combination.
FirstName LastName
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany 13,
September NameTenX
              2021 Keane Acquisition
September
Page 4    13, 2021 Page 4
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Richard I. Anslow